SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

          PALM DESERT ART, INC. (formerly Database Technologies, Inc.)
 -------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    238027106
 -------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Sencorp Ltd.
                       National Westminster Bank Building
                              57/63 Line Wall Road
                                  P. O. Box 199
                                    Gibraltar
                                  011-350-79000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 April 24, 1998
 -------------------------------------------------------------------------------
             (Date of Event which Required Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G, to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box { }.

Check the following box if a fee is being paid with this statement {X}. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                                Page 1 of 5 pages

                                                               Page 2 of 5 pages

CUSIP NO. 238027106

1.   Name of Reporting Person, S.S. or I.R.S. Identification No. Of Above
     Person:

          Sencorp Ltd.

--------------------------------------------------------------------------------

2.   Check the Appropriate Box if a member of a Group

     (a) ______ (b) ______

--------------------------------------------------------------------------------

3.   SEC Use Only

     ---------------------------------------------------------------------------


4.   Source Of Funds

          WC

--------------------------------------------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     ---------------------------------------------------------------------------


6.   Citizenship or Place of Organization

          GIBRALTAR

--------------------------------------------------------------------------------

Number of           7.   Sole Voting Power
Shares Bene-                  2,450,000 SHARES
ficially            ------------------------------------------------------------
Owned by Each       8.   Shared Voting Power
Reporting                     0 SHARES
Person With         ------------------------------------------------------------
                    9.   Sole Dispositive
                              2,450,000 SHARES
                   -------------------------------------------------------------
                   10.   Shared Dispositive Power
                              0 SHARES

--------------------------------------------------------------------------------

11.  Aggregate  Amount  Beneficially  Owned by Each Reporting  Person

          2,450,000 SHARES

--------------------------------------------------------------------------------

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares

     ----------------------------------------------------------------------


13.  Percent of Class Represented by Amount in Row (11)

          9.8%

     ---------------------------------------------------------------------------

14.  Type of Reporting Person

          CO

     ---------------------------------------------------------------------------

                                                               Page 3 of 5 pages

This Schedule 13D (the "Statement") is filed on behalf of Sencorp Ltd. hereinafter referred to as the "Reporting Person". The Reporting Person acquired the shares of Common Stock identified in this Statement upon the closing of an Offshore Subscription and Investment Representation Agreement pursuant to Regulation S.

ITEM 1. SECURITY AND ISSUER.

          This Statement relates to the Common Stock (the "Common Stock") of Palm Desert Art, Inc. (formerly Database Technologies, Inc.) (the "Issuer"). The Issuer's principal executive offices are located at 39-725 Garand Lane, Suite J, Palm Desert, CA 92211 (formerly located at 20 Commerce Park North, Bedford, NH 03110-6911).

ITEM 2. IDENTITY AND BACKGROUND.

     (a)  The name of the Reporting Person is Sencorp Ltd.

     (b) The business address of the Reporting Person is National Westminster Bank Building, 57/63 Line Wall Road, P. O. Box 199, Gibraltar.

     (c) The Reporting Person is a trading company located at National Westminster Bank Building, 57/63 Line Wall Road, P. O. Box 199, Gibraltar, and operates under the name of Sencorp Ltd.

     (d) The Reporting Person has not, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) The Reporting Person has not, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is corporation organized and existing under the laws of Gibraltar.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          This Statement relates to the Reporting Person's beneficial ownership of an aggregate of 2,450,000 shares of Issuer's $.001 Common Stock. The Reporting Person purchased the shares of Common Stock identified in this Statement for $245,000 from the Reporting Person's working capital.

                                                               Page 4 of 5 pages

ITEM 4. PURPOSE OF TRANSACTION.

     On April 24, 1998, the Issuer agreed to sell 2,450,000 shares of its outstanding $.001 par value sommon stock (the "Shares") to Sencorp Ltd., a private trading company located and domiciled in Gibraltar. The shares were sold pursuant to Regulation S for $245,000. With this transaction, the Reporting Person owns approximately 9.8% of the 25,000,000 shares of common stock which has been authorized and issued by the Issuer.

     The purpose of the Reporting Person's acquisition of Common Stock was to acquire an equity interest in the Issuer as an investment. The Reporting Person believes that the shares of Common Stock may be undervalued. The Reporting Person intends to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of the Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amounts of his investment in the Common Stock. The Reporting Person reserves the right to acquire additional Common Stock, to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what the Reporting Person considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities. Except as described above, the Reporting Person has no specific plans or proposals that would result in any actions specified in clauses (a) through
     (j) of Item 4 of Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the close of business on April 24, 1998, the Reporting Person owned an aggregate of 2,450,000 shares of Common Stock.

     (b) Holders of the Common Stock are entitled to vote on all matters presented to a vote of shareholders. The Reporting Person has the sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,450,000 shares of Common Stock identified in this Statement.

     (c) From October 24, 1997 through April 24, 1998, the Reporting Person did not engage in any transactions involving Issuer's Common Stock.

     (d)  Not applicable.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Offshore Subscription and Investment Representation Agreement

                                                               Page 5 of 5 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED: ___________, 1998                     Sencorp Ltd.

                                        By:
                                             ---------------------------------

                                                                         EXHIBIT


                              PALM DESERT ART, INC.
                      (formerly Database Technologies Inc.)

                            OFFSHORE SUBSCRIPTION AND
                       INVESTMENT REPRESENTATION AGREEMENT


THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT") OR THE SECURITIES COMMISSION OF ANY STATE UNDER ANY STATE SECURITIES LAWS. THEY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER REGULATION S PROMULGATED UNDER THE SECURITIES ACT OF 1933 ("REGULATION S"). THE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO U.S. PERSONS (AS SUCH TERM IS DEFINED IN THE REGULATIONS) UNLESS THE SECURITIES ARE REGISTERED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS, OR SUCH OFFERS, SALES AND TRANSFERS ARE MADE PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION REQUIREMENTS OF THE ACT AND THOSE LAWS.

THIS SUBSCRIPTION AGREEMENT DOES NOT CONSTITUTE AN OFFER TO SELL NOR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY BY OR TO ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. INVESTMENTS IN THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK. IN MAKING AN INVESTMENT DECISION, INVESTORS RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED OR DETERMINED THE ACCURACY OR ADEQUACY OF THIS DOCUMENT AND ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. THE SECURITIES ARE "RESTRICTED" AND MAY NOT BE RESOLD OR TRANSFERRED EXCEPT AS PERMITTED UNDER THE 1933 ACT PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM.

THIS OFFSHORE SUBSCRIPTION AND INVESTMENT REPRESENTATION AGREEMENT ("Subscription Agreement") is executed in reliance upon the transaction exemption afforded by Regulation S as promulgated by the Securities and Exchange Commission ("SEC"), under the 1933 Act, and;

This Subscription Agreement has been executed by the undersigned in connection with Palm Desert Art, Inc. (formerly Database Technologies Inc.) ("the Company") offer for sale two million four hundred fifty thousand (2,450,000) shares ("Shares") of its $.001 par value common stock ("Common Stock") at a purchase price of U.S. $.10 per share, or two hundred forty-five thousand dollars (U.S. $245,000) (the "Purchase Price"). The Company's principal executive office is located at 39-725 Grand Lane, Suite J, Palm Desert, California 92211, and is a corporation organized under the laws of the State of Delaware, USA. The Company's common stock is publicly traded on the OTC Bulletin Board under the ticker symbol (DTBS). The terms governing the sale of the Shares are set forth in detail in this Subscription Agreement. The offer for sale of the Shares and the sale of such Shares pursuant to this Subscription Agreement, if accepted by the Company, are being made in reliance upon the provisions of Regulation S under the 1933 Act.

The undersigned subscriber, Sencorp Ltd. is private company located at National Westminster Bank Building, Gibraltar, and has no residence or domicile in the United States (hereinafter referred to as "Subscriber") and hereby represents and warrants to, and agrees with the Company, as follows:

     WHEREAS, the Subscriber is willing to purchase and the Company is willing to issue two million four hundred fifty thousand shares (2,450,000) of the Company's Common Stock pursuant to an exemption from registration under Regulation S of the 1933 Act; and

     NOW THEREFORE, in consideration of their respective promises and undertakings herein contained, all of which are deemed by the parties hereto to be good and valuable consideration, the parties, hereto each intending to be legally bound hereby, do hereby covenant and agree as follows:


                               W I T N E S S E T H

1.   Agreement to Subscribe; Consideration.

     Upon the execution of this Agreement and payment of the Purchase Price by the Subscriber to the Escrow Agent (as defined below), the Company shall cause to be issued to the Subscriber duly authorized and executed certificate(s) evidencing ownership of the Shares and which will bear a restrictive legend to restrict the transfer of the Shares pursuant to Regulation S.

2. Representations and Warranties of the Subscriber. Subscriber acknowledges, represents, warrants and agrees as follows:

     (a) Offshore Transaction. The Subscriber represents and warrants to the Company that the Subscriber is not a U.S. Person as that term is defined in Rule 902(o) of Regulation S (and as set forth in Footnote 1 below). Subscriber has all requisite power and authority to own the Shares. The decision to invest and the execution and delivery of this Subscription Agreement by the Subscriber, the performance by the Subscriber of its obligations hereunder and the consummation by the Subscriber of the transactions contemplated hereby have been duly authorized and requires no other proceedings on the part of the Subscriber. This Subscription Agreement has been duly executed and delivered by the Subscriber and, assuming the execution and delivery hereof and acceptance thereof by the Company, will constitute the legal, valid and binding obligations of the Subscriber, enforceable against the Subscriber in accordance with its terms.

     (b) Independent Investigation. The Subscriber, in offering to subscribe for the Shares hereunder, has relied upon an independent investigation made by it and has, prior to the date hereof, been given access to and the opportunity to examine all books and records of the Company. In making the investment decision to purchase the Shares, the Subscriber is not relying on any oral or written representations or assurances from the Company or any other person or any representation of the Company or any person other than as is set forth in this Agreement, public filings of the Company or in a document executed by a duly authorized representative of the Company making reference to this Agreement. The Subscriber has not been furnished with any offering materials or literature relating to the offer and sale of the securities.


     (c) Evaluation of Risks. Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of, and bearing the economic risks entailed by, an investment in the Company and of protecting its interests in connection with this transaction. It recognizes that its investment in the Company involves a high degree of risk. The Subscriber, has relied upon an independent investigation made by it and has, prior to the date hereof, been given access to and the opportunity to examine all books and records of the Company.

     (d) Due Diligence. Subscriber and/or the Subscriber's advisor(s) has reviewed a copy of the Company's most recently filed Annual Report on Form 10-K, and all Quarterly Reports and other reports filed thereafter or therebefore, pursuant to the Securities Exchange Act of 1934, as amended (the "SEC Filings"), has carefully reviewed such documents, has had the opportunity to obtain any additional information necessary to verify the accuracy of the information contained in such documents and has been given the opportunity to meet with representatives of the Company and to have them answer any questions and provide any additional information regarding the terms and conditions of this particular investment deemed relevant by the Subscriber, and all such questions have been answered and requested information provided to the Subscriber's full satisfaction. In making its decision to purchase the Shares, the Subscriber has relied solely upon its review of the documents referred to above and this Subscription Agreement and independent investigations made by it or its representatives. No other offering documents have been delivered to Subscriber.

     (e) Independent Counsel. Subscriber acknowledges that it has been advised to consult with its own attorney regarding legal matters concerning the Company and to consult with its tax advisor regarding the tax consequences of acquiring the Shares.

     (f) No Registration. Subscriber understands that the Shares have not been registered under the 1933 Act or any other securities laws but are being offered and sold to it in reliance upon specific exemptions from the registration requirements of Federal and State securities laws and that the Company is relying upon the truth and accuracy of the representations, warranties, agreements, acknowledgments and understandings of Subscriber set forth herein in order to determine the applicability of such exemptions and the suitability of Subscriber to acquire the Shares.

     (g) Offering Outside the United States. The Subscriber is not a "U.S. Person" as defined in Regulation S (as the same may be amended from time to time) promulgated under the Act.1 At the time the buy order for this transaction was originated and as of the date of this Agreement, the Subscriber was outside the United States and no offer to purchase the Securities was made in the United States. Subscriber agrees, that it will not reoffer or sell the Securities, or cause any transferee permitted hereunder to reoffer or sell the Securities, within the United States, or for the account or benefit of a U.S. Person: (i) as part of the distribution of the Securities at any time, or (ii) otherwise, until at least forty (40) days after the Shares are issued, and, in either case, only in a transaction meeting the requirements of Regulation S, including without limitation, where the offer (i) is not made to a person in the United States and either (A) at the time the buy order is originated, the Buyer is outside the United States or the Company and any person acting on its behalf reasonably believe that the buyer is outside the United States, or (B) the transaction is executed in, on or through the facilities

----------
     1 Pursuant to Regulation S, a "U.S. Person" means: (i) any natural person resident in the United States, (ii) any partnership or corporation organized or incorporated under the laws of the United States, (iii) any estate of which any executor or administrator is a U.S. Person, (iv) any trust of which any trustee is a U.S. Person, (v) any agency or branch of a foreign entity located in the United States, (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if any individual resident in the United States), (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual resident in the United States), or (viii) any partnership or corporation if organized under the laws of any foreign jurisdiction and formed by any U.S. Person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated and owned by accredited investors (as defined in Rule 501(a) under the Act) who are not natural persons, estates or trusts.

of a designated offshore securities market and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; and (ii) no directed selling efforts shall be made in the United States by the buyer, an affiliate or any person acting on their behalf, or in a transaction registered under the Act or pursuant to an exemption from such registration.

     (h) Investment Intent. Subscriber is acquiring the Shares for its own account and not with a view to the distribution thereof to or for the benefit or account of any U.S. Person, in whole or in part. Subscriber understands and agrees that it may bear the economic risk of its investment in the Shares for an indefinite period of time. Subscriber does not now have any short position or hedge position in the Company's Common Stock nor will the Subscriber make any promissory notes and/or pledges to that effect on the Company's Common Stock.

     (i) Transfer Restrictions.

          (1) The transaction restriction in connection with this offshore offer and sale restricts Subscriber from offering and selling to U.S. Persons, or for the account or benefit of a U.S. Person, for a period of time as follows and defined herein as the "Restricted Period," which shall be at least after forty (40) days after the Company's acceptance of this Subscription Agreement. Rule 903(c)(2) governs a forty (40) day transaction restriction.

          (2) Stop transfer instructions have been or will be placed on any certificates or other documents evidencing the Shares so as to restrict the resale, pledge, hypothecation or other transfer thereof in accordance with the provisions hereof and the provisions of Regulation S and the Restricted Period. All certificates shall bear the following legend, or one of similar effect, and assuming there are no changes in the material facts set forth in Section 2 of this Subscription Agreement or applicable law from the date hereof until the date the Shares are sold, and subject to the Company's Transfer Agent's receipt of a legal opinion from legal counsel that is reasonably acceptable to the Company, all certificates representing the Shares after the Restricted Period shall not bear a legend.

          "The Common Shares of Palm Desert Art, Inc. (the "Issuer") represented by this certificate have been issued pursuant to Regulation S, promulgated under the Securities Act of 1933, as amended (the "Act"), and have not been registered under the Act or any applicable state securities laws. These Shares may not be offered or sold within the United States or to or for the account of a "U.S. Person" (as that term is defined in Regulation S) during the period commencing on the sale of these securities and ending on the fortieth (40) day following completion of the Regulation S offering of the Issuer pursuant to which these Shares have been issued, which day is __________ 1998 (the "Restricted Period")."

     (j) Transfer Restrictions Regarding Shares. If the Subscriber of the Shares makes the certification pursuant to the Notice of Sale attached hereto, as Exhibit A, that such Subscriber has complied with all of the requirements of Regulation S and such other requirements as set forth herein, and assuming there are no changes in the material facts set forth in Section 2 of this Subscription Agreement or applicable law from the date hereof, the Company shall authorize its Transfer Agent to deliver to Subscriber stock certificates evidencing ownership of the Shares without a restrictive legend or stop transfer instructions to the Subscriber upon the Transfer Agent's receipt of the original certificate(s) bearing restrictive legends. Otherwise, the Shares shall be considered restricted securities and certificates representing such Shares shall contain restrictive legends and stop transfer restrictions will be placed with the Company's Transfer Agent regarding such Shares.

     The Subscriber understands that the Company is the issuer of the Shares which are the subject of this Subscription Agreement and that, for purposes of Regulation S, a "distributor" is any underwriter, dealer or other person who participates, pursuant to a contractual arrangement, in the distribution of securities offered or sold in reliance on Regulation S and that an "affiliate" is any partner, officer, director or any person directly or indirectly controlling, controlled by or under common control with the person in question. In this regard, the Subscriber shall not, during the 40-day restricted period set forth under Rule 903(c)(2), act as a distributor, either directly or through any affiliate, and shall not sell, transfer, hypothecate or otherwise convey the Shares or interest therein, other than outside the United States to a non-U.S. person.

     (k) Registration. If, following the Restricted Period, the Company fails to issue certificates for the Shares bearing no restrictive legend for any reason, other than a breach of contract by the Subscriber concerning the representations and warranties made by the Subscriber in this Subscription Agreement or the Notice of Sale were untrue when made, then the Company shall be required, at the request of the Subscriber and at the Company's expense, to effect the registration of the Shares under the 1933 Act, and relevant Blue Sky laws as promptly as is practicable. The Company and the Subscriber shall cooperate in good faith in connection with the furnishing of information required for such registration and the taking of such other actions as may be legally or commercially necessary in order to effect such registration. The Company shall commence to prepare and file a registration statement within 30 days of the Subscriber's written demand therefor and shall use its best efforts to cause such registration statement to become effective as soon as practicable thereafter. Such best efforts shall include, but not be limited to, promptly responding to all comments received from the staff of the Securities and Exchange Commission with respect to such registration statement and promptly preparing and filing amendments to such registration statement which are responsive to the comments received from the staff of the Securities and Exchange Commission. Once declared effective by the Securities and Exchange Commission, the Company shall cause such registration statement to remain effective until the earlier of: (i) the sale by the Subscriber of all Shares registered, or (ii) 120 days after the effective date of such registration statement.

     (l) No Advertisements. The Subscriber is not subscribing for Shares as a result of, or subsequent to, any advertisement, article, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio, or presented at any seminar or meeting. Neither the Subscriber nor any affiliate nor any person acting on its behalf, has made any "directed selling efforts" (as defined in Rule 902 of Regulation S) in the United States. Such activity includes, without limitation, the mailing of printed material to investors residing in the United States, the holding of promotional seminars in the United States, the placement of advertisements with radio or television stations broadcasting in the United States or in publications with a general circulation in the United States which discuss the offering of Shares.

     (m) Not an Affiliate. Subscriber is not an officer, director or affiliate (as that term is defined in Rule 405 of the 1933 Act) of the Company.

     (n) No Inquiry. Subscriber has not been the subject of a regulatory inquiry by the Commission.

3. Representations and Warranties of the Company. For so long as any Shares held by the Subscriber remains outstanding, the Company acknowledges, represents, warrants and agrees as follows:

     (a) Organization and Authorization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own and operate its properties and assets and to carry on its business as currently conducted. The Company is not in default or violation of any material term or provision of its Certificate of Incorporation, as amended, or Bylaws nor will the consummation of the transactions contemplated by this Subscription Agreement cause any such default or violation. The Company has all requisite corporate power and authority to enter into this Subscription Agreement, to sell the Shares hereunder and to carry out and perform its obligations under the terms of this Subscription Agreement. This Agreement is a valid and binding obligation of the Company, enforceable in accordance with its terms, except as the same may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws effecting the rights of creditors generally and available equitable remedies.

     (b) Securities Law Authorization. The Company is a "Reporting Issuer" as defined in Rule 902 of Regulation S. The Company is in full compliance, to the extent applicable, with all reporting obligations under either Section 12(b), 12(g) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall maintain such status on a timely basis. The Company has registered its Common Stock pursuant to Section 12 of the Exchange Act and its Common Stock trades on the OTC Bulletin Board under the ticker symbol (DTBS).

     (c) Issuer Compliance. For so long as any Shares held by the Subscriber remain outstanding, the Company acknowledges, represents, warrants and agrees as follows:

          (1) It will reserve from its authorized but unissued shares of Common Stock a sufficient number of shares of Common Stock to permit the sale and ownership of the Shares.

          (2) It will use its best efforts to maintain the listing of its Common Stock on the OTC Bulletin Board.

          (3) It will permit the Subscriber to exercise its rights under this Subscription Agreement by telecopying an executed and completed Notice of Sale to the Company and delivering the original Notice of Sale and the certificate(s) representing the Shares bearing a restrictive legend to the Company by express courier. Each business date on which a Notice of Sale is telecopied to and received by the Company in accordance with the provisions hereof shall be deemed the Notice of Sale.

     (d) Full Disclosure. There is no fact known to the Company (other than general economic conditions known to the public generally) that has not been disclosed in writing to the Subscriber that: (i) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise) or on the earnings, business affairs, business prospects, properties or assets of the Company, or (ii) could reasonably be expected to materially and adversely affect the ability of the Company to perform its obligations pursuant to this Subscription Agreement.

4.   Representations and Warranties of the Company and Subscriber.

     Each of Subscriber and the Company represent to the other the following with respect to itself:

     (a) Subscription Agreement. This Subscription Agreement has been duly authorized, validly executed and delivered on behalf of the Company and Subscriber and is a valid and binding agreement in accordance with its terms, subject to general principles of equity and to bankruptcy or other laws affecting the enforcement of creditors' rights generally.

     (b) Non-Contravention. The execution and delivery of this Subscription Agreement and the consummation of the issuance of the Shares and the transaction contemplated by the Subscription Agreement do not and will not conflict with or result in a breach by the Company or Subscriber of any of the terms or provisions of, or constitute a default under, the articles of incorporation or by-laws of the Company or Subscriber, or any indenture, mortgage, deed of trust of other material agreement or instrument to which the Company or Subscriber is a party or by which it or any of its properties or assets are bound, or any existing applicable law, rule or regulation or any applicable decree, judgment or order of any court, Federal or State regulatory body, administrative agency or other governmental body having jurisdiction over the Company or Subscriber or any of its properties or assets.

     (c) Approvals. Neither the Company nor Subscriber is aware of any authorization, approval or consent of any governmental body which is legally required for the issuance and sale of the Shares.

     (d) Indemnification. Each of the Company and the Subscriber agrees to indemnify the other and to hold the other harmless from and against any and all losses, damages, liabilities, costs and expenses (including reasonable attorneys' fees) which the other may sustain or incur in connection with the breach by the indemnifying party of any representation, warranty or covenant made by it in this Subscription Agreement.

6. Exemption; Reliance on Representations. Subscriber understands that the offer and sale of the Shares are not being registered under the 1933 Act. The Company is relying on the rules governing offers and sales made outside the United States pursuant to Regulation S. Each of the Company and Subscriber agree to comply in all material respects with the provisions of Regulation S in connection with the transactions contemplated hereby, and to ensure that all applicable Offering Restrictions (as defined in Regulation S) are thoroughly complied with and satisfied and to refrain from engaging, and to ensure that none of its affiliates will engage, in any Directed Selling Efforts.

7. Closing Date. The closing date shall be the date on which the this Agreement shall become full executed by all parties hereto (the "Closing Date").

8. Conditions to the Company's Obligation to Execute this Agreement. Subscriber understands that the Company's obligation to execute this Agreement are conditioned upon:

     (a)  The  receipt  and  acceptance  by the  Company  of  this  Subscription
Agreement for the Shares as evidenced by execution of this Subscription Agreement by the President or any Vice President of the Company; and

     (b) All representations and warranties of the Subscriber shall remain true and correct as of the Closing Date; and

     (c) Payment of the Purchase Price by Subscriber to Dowe & Dowe (the "Escrow Agent"). All checks should be made payable to "Dowe & Dowe, as Escrow Agent for Palm Desert Art, Inc." All funds deposited by wire transfer should be sent as follows:

               Account:       Dowe & Dowe Client Trust Funds
               Bank:          Chase Manhattan Bank
                              1 Chase Manhattan Plaza
                              New York, New York  10081
               ABA:           021 0000 21
               Acct No:       910-191-4647
               Ref:           Palm Desert

9.   Conditions to Subscriber's Obligation to Execute this Agreement.

     The Company understands that Subscriber's obligation to execute this Agreement are conditioned upon:

     (a) Acceptance by Subscriber of a satisfactory Subscription Agreement for the Shares; and

     (b) Delivery of the certificate(s) evidencing ownership of the Shares pursuant to Regulations; and

     (c) All representations and warranties of the Company shall remain true and correct as of the Closing Date.

10.  Miscellaneous.

     (a) This Subscription Agreement will be construed and enforced in accordance with and governed by the laws of the State of Delaware, except for matters arising under the Act, without reference to principles of conflicts of law. Each of the parties consents to the jurisdiction of the federal courts whose districts encompass any part of the State of Delaware or the state courts of the State of Delaware in connection with any dispute arising under this Subscription Agreement and hereby waives, to the maximum extent permitted by law, any objection, including any objection based on forum non conveniens, to the bringing of any such proceeding in such jurisdictions. Each party hereby agrees that if another party to this Subscription Agreement obtains a judgment against it in such a proceeding, the party which obtained such judgment may enforce same by summary judgment in the courts of any country having jurisdiction over the party against whom such judgment was obtained, and each party hereby waives any defenses available to it under local law and agrees to the enforcement of such a judgment. Each party to this Subscription Agreement irrevocably consents to the service of process in any such proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party at its address set forth herein. Nothing herein shall affect the right of any party to serve process in any other manner permitted by law.

     (b) If for any reason the transactions contemplated by this Subscription Agreement are not consummated, each of the parties hereto shall keep confidential any information obtained from any other party (except information publicly available or in such party's domain prior to the date hereof, and except as required by court order) and shall promptly return to the other parties all schedules, documents, instruments, work papers or other written information, without retaining copies thereof, previously furnished by it as a result of this Subscription Agreement or in connection herewith.

     (c) In lieu of the original, a facsimile transmission or copy of the original shall be as effective and enforceable as the original. This Subscription Agreement may be executed in counterparts which shall be considered an original document and which together shall be considered a complete document.

     (d) This Subscription Agreement and Exhibits annexed hereto constitute the entire Subscription Agreement between the Subscriber and the Company with respect to the subject matter hereof. The Subscription Agreement may be amended only by a writing executed by both of them.

     (e) The Subscriber represents to the Company that the representations and warranties of the Subscriber contained herein are complete and accurate and may be relied upon by the Company in determining the availability of an exemption from registration under federal and state securities laws in connection with a private offering of securities.

     (f) In the event that any provision of this Subscription Agreement becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Subscription Agreement shall continue in full force and effect without said provision; provided that no such severability shall be effective if it materially changes the economic benefit of this Subscription Agreement to any party.

     (g) Each of the Company and the Subscriber agrees to keep confidential and not to disclose to or use for the benefit of any third party the terms of this Subscription Agreement or any other information which at any time is communicated by the other party as being confidential without the prior written approval of the other party; provided, however, that this provision shall not apply to information which, at the time of disclosure, is already part of the public domain (except by breach of this Subscription Agreement) and information which is required to be disclosed by law.

     (h) Each of the parties shall pay its own fees and expenses (including the fees of any attorneys, accountants, appraisers or others engaged by such party) in connection with this Subscription Agreement and the transactions contemplated hereby.

     IN WITNESS WHEREOF, this Subscription Agreement was duly executed on the 24th day of April, 1998.

                                        SENCORP LTD.


                                        By:  ss/  Lesley Anne Muttall
                                             --------------------------------

                                        Cheam Directors Limited
                                        -------------------------------------
                                        Title: Directors to Sencorp Ltd.

                                        Lesley Anne Muttall
                                        -------------------------------------
                                        (Print Name above)


Agreed to and Accepted on
this 24th day of April, 1998.

PALM DESERT ART, INC.



By:  ss/  Hugh G. Pike
     -------------------------
     Hugh G. Pike, President


     President
     -------------------------
     Title


     Hugh G. Pike
     -------------------------
    (Print Name above)

EXHIBIT A

                                 NOTICE OF SALE

                                __________, 199__

Palm Desert Art, Inc.
39-725 Grand Lane, Suite J,
Palm Desert, California 92211

Dear Sir or Madam:

The undersigned, Sencorp Ltd. (the "Holder"), does hereby give notice that it wishes to sell _______ shares of Common Stock of PALM DESERT ART, INC. (formerly Database Technologies, Inc.) (the "Company") purchased from the Company pursuant to Regulation S on April __, 1998 and the attached Subscription Agreement and tenders herewith certificate(s) evidencing ownership of such Shares and bearing a restrictive legend together with payment for all applicable transfer taxes, if any. Please issue a certificate or certificates representing said Shares of Common Stock in the name of the undersigned or in such other name specified below, without restrictive legends.

          Name:     ______________________________________

          Address:  ______________________________________

                    ______________________________________


     The Holder represents and warrants that:

     (i) the Holder is not a U.S. Person (as defined under Regulation S under the Securities Act of 1933, as amended);

     (ii) the Shares to be sol are not being sold on behalf of a U.S. Person;

     (iii) all of the representations and warranties of the Holder contained in the attached Subscription Agreement are true and correct in all respects on and as of the date hereof as though made on and as of the date hereof;

     (iv) all of the requirements of Regulation S applicable to the Holder have been complied with by the Holder.

                                        SENCORP LTD.


                                        By:  ______________________________


                                             ______________________________
                                             Title


                                             ______________________________
                                             (Print Name above)

FULL NAME AND ADDRESS OF SUBSCRIBER FOR REGISTRATION PURPOSES:


NAME:             Sencorp Ltd.

ADDRESS: National Westminster Bank Building, 57/63 Line Wall Road Gibraltar, P.O. Box 199

TEL NO:           011-350-79000

FAX NO:           011-350-40249

CONTACT
NAME:



DELIVERY INSTRUCTIONS (IF DIFFERENT FROM REGISTRATION NAME):


NAME:

ADDRESS:

TEL NO:

FAX NO:

CONTACT
NAME:

SPECIAL
INSTRUCTIONS:

                                        2